Filed by James Alpha Funds Trust

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: The Saratoga Advantage Trust

File No. 033-79708

Date: February 26, 2021

February 26, 2021

Dear Shareholder,

The Joint Special Meeting of Shareholders of James Alpha Funds has been adjourned until March 17, 2021 at 12:00 pm, Eastern Time, with respect to some of the James Alpha Funds, including those in which you have an investment. Even though we had less than 21 days from mailing to the original meeting date, I am pleased to report that we have overwhelming support for the Reorganization Proposal.

As of February 26, greater than 92% of the shares cast by your fellow shareholders have voted FOR the Reorganization Proposal. We are giving you additional time to take advantage of your right to vote. Please take a few moments to sign, date and mail your proxy card in the postage paid envelope or follow the instructions below to vote by internet or phone.

Please see voting options below:

Vote by Phone by calling 1-833-290-2607 and speaking with a proxy voting specialist today. Our representatives are available weekdays from 10 a.m. to 11 p.m. Eastern time. You may also call the toll-free number on the enclosed proxy card and follow the prompts.
:	Vote by Internet by visiting www.proxyvote.com and following the instructions.
*	Vote by Mail by completing, signing and dating the enclosed proxy card and returning it in the enclosed prepaid return envelope.

Sincerely,

Bruce E. Ventimiglia President

The Saratoga Advantage Trust

SATADJ1